EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2017 AND 2016
(Expressed in United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

			Restated (Note 2b)
		June 30,	December 31,	January 1,
	Note	2017	2016	2016

ASSETS

Current assets
Cash and cash equivalents		$55,311	$141,791	$280,293
Receivables and other	3	13,892	15,260	14,743
Inventories	4	11,480	-	-
		80,683	157,051	295,036
Non-current assets
Mineral properties, plant and equipment	5	1,558,652	1,270,457	738,016
Other assets	7	556	13,551	30,796
Restricted cash		9,702	9,377	6,138
Total assets		$1,649,593	$1,450,436	$1,069,986

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$93,177	$111,064	$34,685
Flow-through share premium		421	-	-
		93,598	111,064	34,685
Non-current liabilities
Restricted share unit liability	6	1,490	-	-
Long-term debt	7	616,101	501,160	309,847
Convertible notes	8	73,775	-	-
Decommissioning and restoration provision	9	17,903	13,675	5,240
Deferred income tax		-	-	20,244
		802,867	625,899	370,016

EQUITY

Share capital	10	1,112,996	1,101,428	931,750
Contributed surplus	10	52,610	53,072	57,562
Equity component of convertible notes	8	17,841	-	-
Accumulated other comprehensive loss		(193,772)	(193,772)	(214,363)
Deficit		(142,949)	(136,191)	(74,979)
		846,726	824,537	699,970
Total liabilities and equity		$1,649,593	$1,450,436	$1,069,986

Contingencies	13
Subsequent events	14

On behalf of the Board:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chairman of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2017	2016	2017	2016
			(Restated - Note 2b)		(Restated - Note 2b)

EXPENSES

Salaries	11	$791	$652	$6,018	$1,262
Share-based compensation	10	736	1,922	2,361	2,801
Investor relations		310	297	557	640
Office		249	291	521	585
Listing and filing fees		87	176	366	300
Professional fees		167	268	284	391
Insurance		121	102	242	198
Travel and accommodation		87	131	174	186
Depreciation	5	37	25	73	50

Operating loss		(2,585)	(3,864)	(10,596)	(6,413)

Foreign exchange gain (loss)		(563)	(216)	1,322	4,362
Interest income		92	325	234	522
Financing and interest costs		(23)	(14)	(45)	(27)
Accretion of decommissioning and restoration provision	9	(99)	(42)	(182)	(83)
Loss on financial instruments at fair value	7	(531)	(32,141)	(3,760)	(49,560)

Loss before taxes		(3,709)	(35,952)	(13,027)	(51,199)

Deferred income tax recovery		1,214	9,296	6,269	13,666

Net loss for the period		$(2,495)	$(26,656)	$(6,758)	$(37,533)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments		-	(2,419)	-	46,508

Comprehensive income (loss)		$(2,495)	$(29,075)	$(6,758)	$8,975

Basic and diluted loss per common share		$(0.01)	$(0.15)	$(0.04)	$(0.22)

Weighted average number of common shares outstanding		180,849,628	177,807,235	180,753,483	166,138,919

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the six months ended
		June 30,	June 30,
	Note	2017	2016
			(Restated - Note 2b)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(6,758)	$(37,533)
Items not affecting cash:
Accretion of decommissioning and restoration provision	9	182	83
Deferred income tax recovery		(6,269)	(13,666)
Depreciation	5	73	50
Loss on financial instruments at fair value	7	3,760	49,560
Share-based compensation	10	2,361	2,801
Unrealized foreign exchange gain		(1,935)	(4,335)
Changes in non-cash working capital items:
Receivables and other		445	(862)
Inventories		(3,288)	-
Accounts payable and accrued liabilities		4,106	(971)
Net cash used in operating activities		(7,323)	(4,873)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	10	2,308	150,236
Proceeds from convertible notes, net	8	95,795	-
Proceeds from credit facility, net	7	97,000	-
Proceeds from exercise of stock options		6,667	5,014
Share issue costs		-	(8,230)
Net cash generated by financing activities		201,770	147,020

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(282,779)	(154,948)
Restricted cash		-	158
Net cash used in investing activities		(282,779)	(154,790)

Decrease in cash and cash equivalents for the period		(88,332)	(12,643)

Cash and cash equivalents, beginning of the period		141,791	280,293
Effect of foreign exchange rate changes on cash and cash equivalents		1,852	18,014
Cash and cash equivalents, end of the period		$55,311	$285,664

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2015 (Restated - Note 2b)		145,068,405	$931,750	$57,562	$-	$(214,363)	$(74,979)	$699,970

Shares issued under private placement	10	31,935,065	146,311	-	-	-	-	146,311

Shares issued under flow-through agreement	10	437,000	3,234	-	-	-	-	3,234

Share issue costs	10	-	(8,230)	-	-	-	-	(8,230)

Deferred income tax on share issue costs		-	2,165	-	-	-	-	2,165

Shares issued upon exercise of options	10	962,825	7,736	(2,722)	-	-	-	5,014

Value assigned to options vested	10	-	-	5,551	-	-	-	5,551

Foreign currency translation adjustment		-	-	-	-	46,508	-	46,508

Loss for the period		-	-	-	-	-	(37,533)	(37,533)

Balance - June 30, 2016 (Restated - Note 2b)		178,403,295	$1,082,966	$60,391	$-	$(167,855)	$(112,512)	$862,990

Balance - December 31, 2016 (Restated - Note 2b)		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	10	792,175	9,681	(3,014)	-	-	-	6,667

Shares issued under flow-through agreement	10	197,000	1,887	-	-	-	-	1,887

Value assigned to options vested	10	-	-	2,552	-	-	-	2,552

Equity component of convertible notes, net of taxes	8	-	-	-	17,841	-	-	17,841

Loss for the period		-	-	-	-	-	(6,758)	(6,758)

Balance - June 30, 2017		181,102,427	$1,112,996	$52,610	$17,841	$(193,772)	$(142,949)	$846,726

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack Mine and the Snowfield Project located in northwest British Columbia, Canada. The Company is ramping-up gold production at the high-grade underground Brucejack Mine and exploring the Snowfield Project.

As the Brucejack Mine continues to ramp-up grade, we expect the increased production and concomitant proceeds from the sale of doré and flotation concentrate will enable the Company to overcome its short-term working capital deficit.

The Company’s continuing operations is dependent upon the existence of economically recoverable mineral reserves and resources, the ability to achieve profitable operations at the Brucejack Mine, the ability of the Company to obtain the necessary financing to complete exploration and development, and the ability to obtain the necessary permits to advance exploration and evaluation assets.

2.
SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s significant accounting policies and critical accounting estimates applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except to disclose the changes in the Company’s approach to foreign currency translation described in note 2(b) and additional accounting policies required as the Brucejack Mine moves into production.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 10, 2017.

b) Foreign currency translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities which are expected to result in the generating of significant United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine moves into production. Additionally, the Company completed a USD convertible debt financing for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss for the year.

c) Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at the refinery.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d) Mineral properties, plant and equipment

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new shafts and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific the period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost to the residual value over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 15 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of income (loss).

e) Revenue recognition

Revenue is generated from the sale of refined gold and silver. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine.

The Company produces doré and concentrates which contain both gold and silver. These products are further processed to produce refined metals for sale. The Company’s performance obligations relate solely to the delivery of gold and silver to its customers. For gold, 100% of production up to 7,067,000 ounces is delivered under an offtake agreement (note 7b).

Revenue is recognized when control of the refined gold or silver is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold or silver is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the customer’s bullion account following the final processing outturn.

For each physical shipment of concentrate, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account 15 days after the billing of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Gold sales delivered into the offtake agreement are recorded at the spot price on the date of sale. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

For each physical shipment of doré and concentrate, 100% of the contained silver is sold upon the final processing outturn. Silver sales are recorded at the spot price on the date of sale.

f) Critical accounting estimates and judgments

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

●
Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

●
Inventories

The allocation of costs to inventories and the determination of net realizable value involves the use of estimates. There is significant judgment used in estimating future costs, future production levels, contained gold and silver ounces, gold and silver recovery levels and market prices. Actual results may differ significantly from estimates used in the determination of the carrying value of inventories.

●
Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of June 30, 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

●
Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of June 30, 2017.

●
Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 7 and 12 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument. Refer to Note 8 for further details on the methods and assumptions associated with measurement of the convertible notes.

●
Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in Note 2(b).

●
Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company achieved commercial production for the Brucejack Mine on July 1, 2017. The Company will commence depreciation of the Brucejack Mine assets in the third quarter of 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
RECEIVABLES AND OTHER

	June 30,	December 31,
	2017	2016

Taxes receivable	$7,525	$8,621
BC Mineral Exploration Tax Credit receivable	4,937	4,771
Prepayments and deposits	1,267	1,790
Other receivables	163	78
	$13,892	$15,260

4.
INVENTORIES

	June 30,	December 31,
	2017	2016

Finished metal	$8,192	$-
Materials and supplies	3,288	-
	$11,480	$-

Finished metal inventory was recorded at net realizable value as at June 30, 2017.

5.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, December 31, 2016	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	-	297,370	420	632	298,422
Transfer from construction in
progress to inventory	-	(8,192)	-	-	(8,192)
Balance, end of period	$382,294	$922,359	$21,484	$243,420	$1,569,557

Accumulated depreciation and depletion
Balance, December 31, 2016	$-	$-	$8,870	$-	$8,870
Depreciation and depletion	-	-	2,035	-	2,035
Balance, end of period	$-	$-	$10,905	$-	$10,905

Net book value - June 30, 2017	$382,294	$922,359	$10,579	$243,420	$1,558,652

(a)
Mineral properties

Mineral properties consist solely of the Brucejack Mine. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

5.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(b)
Plant and equipment

During the six months ended June 30, 2017, $73 (2016 - $50) of amortization was recognized in the statement of loss and $1,962 (2016 - $1,858) was capitalized within construction in progress.

6.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2017	2016

Trade payables	$49,072	$67,099
Accrued liabilities	30,813	41,297
Current portion of offtake obligation	5,100	-
Employee benefit liability	4,624	-
Restricted share unit liability	4,213	2,668
Accrued interest on convertible notes	845	-
	$94,667	$111,064
Non-current portion of restricted share unit liability	(1,490)	-
Current portion of accounts payable and accrued liabilities	$93,177	$111,064

7.
LONG-TERM DEBT

As at June 30, 2017, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2016	$232,438	$67,702	$201,020	$501,160
Additional advances under the credit facility	85,205	-	-	85,205
Interest expense including amortization of discount	22,157	-	-	22,157
(Gain) loss on financial instruments at fair value	-	(676)	13,355	12,679
Balance, June 30, 2017	$339,800	$67,026	$214,375	$621,201
Current portion of offtake obligation	-	(5,100)	-	(5,100)
Non-current portion of long-term debt	$339,800	$61,926	$214,375	$616,101

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. Each advance under the credit facility was subject to a 3% arrangement fee at the time of draw. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On February 15, 2017, the Company completed the final advance under the credit facility for $100,000. The credit facility was fully drawn at June 30, 2017.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

7.
LONG-TERM DEBT (Cont’d)

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the six months ended June 30, 2017, the change in fair value of these embedded derivatives was a fair value loss of $1,200 (2016 – $4,079).

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Mine (the “Offtake obligation”). The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset presenting the initial fair value of the undrawn loan commitment. As the balance of the credit facility is drawn, the loan commitment is reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis. Upon completion of the final advance for $100,000 under the credit facility, the remaining $11,795 of the loan commitment was reclassified to long-term debt.

As a result of the impact of the Offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the six months ended June 30, 2017, the Company capitalized $22,157 (2016 - $8,913) of interest on the credit facility to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

The Offtake obligation is recorded at fair value at each statement of financial position date. For the six months ended June 30, 2017, the change in fair value of the Offtake obligation was a fair value gain of $676 (2016 – loss of $15,005).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

7.
LONG-TERM DEBT (Cont’d)

The stream obligation is recorded at fair value at each statement of financial position date. For the six months ended June 30, 2017, the change in fair value of the stream obligation was a fair value loss of $13,355 (2016 - $39,743).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. For the six months ended June 30, 2017, the Company capitalized $10,119 (2016 - $9,267) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

8.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of Notes. The Notes resulted in net proceeds of $95,795 after commissions and expenses related to the offering. The Notes mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (1) 100% of the principal amount of the notes to be redeemed and (2) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $71,685 was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%. The residual of $24,110 ($17,841 net of deferred tax), was allocated to equity.

The debt portion has been designated as an ‘other financial liability’ and is recorded at amortized cost, net of transaction costs and is accreted over the expected life using the effective interest rate of 7.8%. The accretion of convertible notes was capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

8.
CONVERTIBLE NOTES (Cont’d)

The movement in the debt portion of the Notes during the period comprised the following:

June 30,
2017
Face value of convertible notes (at inception)	$100,000
Transaction costs associated with convertible notes	(4,205)
Equity component of convertible notes, net of allocated transaction costs	(24,110)
Liability component of convertible notes	71,685
Accretion of convertible notes	2,090
Balance, June 30, 2017	$73,775

9.
DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	June 30,	December 31,
	2017	2016
Opening balance	$13,675	$5,240
Change in discount rate	(1,742)	1,033
Change in amount and timing of cash flows	5,788	7,040
Accretion of decommissioning and restoration provision	182	203
Foreign exchange difference	-	159
Ending balance	$17,903	$13,675

For the six months ended June 30, 2017, the provision increased due to the completion of construction and the commencement of production at the Brucejack Mine. The Company used an inflation rate of 1.9% (2016 – 1.9%) and a discount rate of 2.4% (2016 – 2.0%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,548 (2016 - $13,968).

10.
CAPITAL AND RESERVES

(a)
Authorized share capital

At June 30, 2017, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On June 30, 2017, the Company completed the first tranche of a private placement of 197,000 flow-through common shares at a price of C$15.20 per flow-through share for gross proceeds of $2,308. The Company bifurcated the gross proceeds between share capital of $1,887 and flow-through share premium of $421.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
CAPITAL AND RESERVES (Cont’d)

On June 22, 2016, the Company completed a private placement of 437,000 flow-through common shares at a price of C$11.45 per flow-through share for gross proceeds of $3,925. The Company bifurcated the gross proceeds between share capital $3,234 and flow-through share premium of $691. As a result of this private placement, the Company entered into an additional subscription agreement with a shareholder who wished to maintain their respective pro-rata interest in the Company. Thus, on June 30, 2016, the Company issued an additional 11,310 common shares at C$11.45 per share for gross proceeds of $100. The combined gross proceeds of these two offerings was $4,025.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of $4.58 per common share for aggregate gross proceeds of $129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at $4.58 per share for gross proceeds of $16,212. The combined gross proceeds of these two offerings was $146,211, before share issue costs of $8,230.

(b)
Share option plan

The following table summarizes the changes in stock options for the six months ended June 30:

	2017		2016
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	7,524,727	$9.05	9,442,950	$9.23
Granted	250,000	13.17	810,000	7.26
Exercised	(792,175)	10.09	(962,825)	6.89
Expired / forfeited	(149,375)	15.26	(880,000)	10.35
Outstanding, June 30,	6,833,177	$8.95	8,410,125	$9.19

The following table summarizes information about stock options outstanding and exercisable at June 30, 2017:

	Stock options outstanding		Stock options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	3,337,000	2.45	3,159,500	$6.66
$8.00 - $9.99	1,881,177	3.22	1,526,612	8.89
$10.00 - $11.99	50,000	3.87	37,500	10.89
$12.00 - $13.99	1,525,000	1.20	1,265,000	13.69
$14.00 - $15.99	40,000	4.12	20,000	15.17
Outstanding, June 30, 2017	6,833,177	2.40	6,008,612	$8.76

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
CAPITAL AND RESERVES (Cont’d)

The total share option compensation expense for the six months ended June 30, 2017 was $2,552 (2016 - $4,014) of which $1,185 (2016 - $1,347) has been expensed in the statement of loss and $1,367 (2016 - $2,667) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the six months ended June 30, 2017 and 2016 using the Black-Scholes option pricing model:

	For the six months ended
	June 30, 2017	June 30, 2016
Risk-free interest rate	0.94%	0.56%
Expected volatility	63.16%	63.59%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)
Restricted share unit (“RSU”) plans

2014 RSU Plan

The following table summarizes the changes in the 2014 RSU’s for the six months ended June 30:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	86,659	$10.65	215,698	$7.01
Settled	-	-	(224)	7.60
Forfeited	-	-	(30,478)	6.92
Outstanding, June 30,	86,659	$12.46	184,996	$13.56

At June 30, 2017, a liability of $704 (2016 - $605) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2017, $106 (2016 - $289) has been recorded to share-based compensation expense and $34 (2016 - $263) has been capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
CAPITAL AND RESERVES (Cont’d)

2015 RSU Plan

The following table summarizes the changes in the 2015 RSU’s for the six months ended June 30:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	735,729	$10.65	861,344	$7.01
Forfeited	(4,021)	12.52	(100,000)	6.85
Outstanding, June 30,	731,708	$12.46	761,344	$13.56

At June 30, 2017, a liability of $3,509 (2016 - nil) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2017, $1,070 (2016 - $1,165) has been recorded to share-based compensation expense and $211 (2016 - $372) has been capitalized to mineral properties, plant and equipment.

11.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its Chief Executive Officer, its Chief Financial Officer, its Chief Exploration Officer and Vice President, and its Vice President, Corporate.

Directors and key management compensation:

	For the six months ended
	June 30,	June 30,
	2017	2016
Salaries and benefits	$5,637	$1,921
Share-based compensation	2,557	2,420
	$8,194	$4,341

Effective January 1, 2017, under the terms of the Exec Chair’s employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

12.
FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

	June 30,	December 31,
	2017	2016
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$556	$1,756
	$556	$1,756

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$67,026	$67,702
Stream obligation	214,375	201,020
	$281,401	$268,722

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

13.
CONTINGENCIES

a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was granted from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company will seek leave to appeal this decision to the Divisional Court of the Ontario Superior Court of Justice.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

b) United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and certain of its officers and directors on all claims and ordered the case closed. The plaintiff’s filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal is due August 28, 2017. The Company’s response brief is due October 2, 2017.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

13.
CONTINGENCIES (Cont’d)

c) Contractor claim

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

14.
SUBSEQUENT EVENTS

On July 1, 2017, the Company achieved commercial production for the Brucejack Mine.

On July 14, 2017, the Company completed the second tranche of a private placement of 132,000 flow-through common shares at a price of C$15.20 per flow-through share for gross proceeds of $1,583. The Company bifurcated the gross proceeds between share capital of $1,294 and flow-through share premium of $289.